Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)
The following summary was distributed by Comcast:

PUBLIC INTEREST BENEFITS SUMMARY

Comcast’s merger with Time Warner Cable will ensure that a responsible and committed steward delivers advanced video and high-speed data services and innovation to these customers. The proposed transaction is pro-consumer, pro-competitive, strongly in the public interest, and approvable. It will deliver better services and technology to Time Warner Cable’s subscribers and result in no reduction of choice for consumers. Following the acquisition and possible divestiture of some subscribers, Comcast subscribers will represent essentially the same share of nationwide MVPD subscribers as Comcast’s shares following the Adelphia and AT&T Broadband transactions in a much more competitive and dynamic marketplace. This transaction will create a world-class technology and media company, differentiated by its ability to deliver ground-breaking products on a superior network while leveraging a national platform to create operating efficiencies and economies of scale.

•	Transaction Overview
o
Comcast will merge with Time Warner Cable in a stock-for-stock transaction in which Comcast will acquire 100 percent of Time Warner Cable’s 284.9 million shares outstanding for shares of CMCSA amounting to approximately $45.2 billion in equity value. This is a friendly transaction that will create a leading technology and innovation company with a national reach. It will provide exciting consumer benefits and sufficient scale to improve competition between Comcast and national competitors, and bring greater competition to the business and advertising markets.

o	Comcast is prepared to divest cable systems serving approximately 3 million managed subscribers.
o
Following the acquisition and divestitures, Comcast will gain roughly 8 million subscribers, bringing Comcast’s managed subscriber total to approximately 30 million. The share of the total number of MVPD subscribers in the U.S. represented by Comcast-managed subscribers will be below the FCC’s 30% ownership cap that was vacated by the D.C. Circuit.

o
Comcast and Time Warner Cable shareholders have both strongly advocated for this transaction because of the exciting prospects of combining the two companies, including the unique opportunity it presents to create a pro-consumer cable competitor.

•	Comcast’s merger with Time Warner Cable is pro-consumer, pro-competitive, and will generate substantial public interest benefits
o	Comcast is a technology leader in broadband, so customers will benefit from its commitment to invest in its high-speed data services.
•	Comcast has increased Internet speeds 12 times in the past 12 years across its entire footprint.
•	Comcast led the industry in the deployment of DOCSIS 3.0.
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Additionally, Comcast has invested tens of billions of dollars in its network and continues to invest in it. Comcast will be investing hundreds of millions of dollars annually to improve Time Warner Cable’s networks, which will bring significant benefits to Time Warner Cable customers, including higher Internet speeds and greater reliability.

•
According to the FCC and industry sources, Comcast’s broadband speeds are consistently higher than Time Warner Cable’s. Comcast offers speeds of up to 505 mbps in the Northeast and up to 105 mbps nationally. Time Warner Cable offers up to 50 mbps in most locations and up to 100 mbps in select areas. As a result, subscribers to the cable systems acquired by Comcast will receive more consistently fast HSD service.

•	The proposed transaction will create economies of scale that will facilitate even greater investment in broadband deployment, adoption, speeds, and competition.
o	Comcast’s merger with Time Warner Cable will also result in the accelerated deployment of advanced technology and the development of new and innovative products and services for millions of customers.
•	Comcast’s subscribers today have access to the most comprehensive video experience, no matter how or where they want to watch their favorite content.
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Subscribers to Time Warner Cable will benefit from Comcast’s best-in-class technology and services, including accelerated deployment of advanced technology such as the X1 Entertainment Operating System and Comcast’s VOD platform which provides 50,000 choices on TV and averages 400 million views each month (32 billion views since VOD’s 2003 launch). Comcast also offers 300,000 plus streaming choices on XfinityTV.com, and Xfinity TV mobile apps that offer 35 live streaming channels plus the ability to download to watch offline later.

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Time Warner Cable subscribers will also benefit from Comcast’s newly launched X1 DVR, which enables customers to watch their entire TV channel lineup and DVR recordings on mobile devices in the home, and download recorded content to take on-the-go.

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Time Warner Cable subscribers will also benefit from improved reliability of service. Comcast has been laser focused on improving customer service and the customer experience and has become the industry leader in service reliability.

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Comcast is also leading the industry in digital implementation. It has already completed its transition to an all-digital platform, and the transaction will hasten Time Warner Cable’s all-digital migration, which is presently only about 17% complete. (Source: SNL Kagan) This will lead to more high-definition content, more VOD offerings, higher broadband speeds, and other new services and consumer benefits.

•	Comcast offers a more robust TV Everywhere experience to its subscribers.
•	Additional consumer benefits arise from the automatic application of certain NBCUniversal Conditions to the cable systems and related assets acquired from Time Warner Cable.
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The FCC’s Open Internet protections will be extended to millions of additional broadband customers, irrespective of whether the FCC re-establishes such protections for other industry participants. Thus, unlike all other broadband subscribers in the country, the new company's broadband customers will enjoy the protections of the no blocking and non-discrimination rules that were put in place by the FCC, notwithstanding the action by the DC Circuit Court of Appeals vacating those rules.

•	Affordable standalone broadband service will be made available and marketed in the acquired systems.
•	Protections for online video distributors will extend to Time Warner Cable content.
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MVPDs, as well as OVDs, will continue to have defined rights to arbitrate for NBCUniversal programming, which will also include the modest additional controlled programming assets that Comcast acquires from Time Warner Cable.

•	More cable systems and communities will benefit from the public interest commitments in the NBCUniversal transaction – diversity, localism, broadband adoption.
•	Broadcast stations in the acquired markets will have greater protection in their retransmission consent negotiations with Comcast in the acquired systems.
o
The merger will increase Comcast’s ability to offer advanced services, like high-performance point-to-point and multi-point Ethernet services with the capacity to deliver cloud computing, to small and medium-sized businesses, as well as backhaul services to wireless carriers, and to be a better competitor in the market to deliver such services.

o	In addition, Comcast will be able to bring to Time Warner Cable business customers enhancements to their package of services that Time Warner Cable does not offer (e.g., hosted voice).
o
This transaction will be particularly meaningful to super regional businesses (in greater New York South Carolina, and other markets) with facilities or offices that span both the Comcast and Time Warner Cable footprints. Until now, these regional businesses have not been able to benefit from seamless products and services and previously may have had two accounts. This transaction will provide many operational and cost efficiencies to these businesses.

o	The merger will generate significant cost savings and other efficiencies, which will ultimately benefit customers.
o
The merger will combine complementary advertising platforms and channels and allow Comcast to offer broader and more valuable packages to advertisers, making it a more formidable competitor to national advertising outlets.

o	The national scale created by this merger will improve Comcast’s ability to compete against its national competitors like DirecTV and DISH, as well as telcos like Verizon and AT&T.

•	The proposed transaction will not reduce competition in any relevant market, and the MVPD marketplace is more competitive now than ever before
o
Because Comcast and Time Warner Cable do not currently compete to serve customers, there will be no change in market share in local markets for video, high-speed data, and voice. And, there will be no impact on the competitiveness of other MVPDs, including DirecTV, DISH, Verizon, AT&T, and other cable companies, because they will still be competing with the same number of competitors in each market in which they operate. This absence of horizontal overlap means that the transaction will not harm competition or reduce consumers’ choice in any way.

o	Today, the MVPD market is even more competitive than it was when the AT&T Broadband and Adelphia transactions were approved by regulators.
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Satellite companies have taken share from traditional cable companies, and the vigorous new entrants like Verizon FiOS and AT&T U-verse have also entered the video and broadband space. Google has also introduced Google Fiber in a number of markets across the country.

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Since 2005, satellite subscribers have grown by 7.0 million subscribers; telco subscribers have grown by 10.7 million subscribers; while cable subscribers have declined by 10.4 million subscribers. (Source: SNL Kagan)

•
A number of online businesses like Apple, Google, Amazon, Hulu, Netflix, and a host of smaller companies are entering the online video space and trying to position themselves as competitors. While we view online businesses as complementary to our business, previous antitrust concerns about further cable consolidation are truly antiquated in light of today’s marketplace realities.

•	Courts have recognized that Comcast is not a “bottleneck” for video programming given the emergence of vigorous competition in the MVPD marketplace over the last decade.
•	Moreover, many of the systems that Comcast is acquiring from Time Warner Cable (including the largest ones in NYC and LA) are in highly competitive local MVPD markets.
o	There will be only a very limited addition to Comcast’s programming assets.
o
There is a wide array of FCC and antitrust rules and conditions from the NBCUniversal transaction in place that more than adequately address any potential vertical foreclosure concerns in the area of video programming.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),”

“forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.